Exhibit 107

Calculation of Filing Fee Tables

Form S-8

(Form Type)

Jefferies Financial Group Inc.

(Exact Name of Registrant as Specified in its Charter)

Table 1: Newly Registered Securities

Security Type	Security Class Title	Fee Calculation Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee
Other	Deferred compensation obligations	Other	$125,000,000	100%	$125,000,000 (1)	$110.20 per $1,000,000	$13,775
Total Offering Amount					$125,000,000 (1)		$13,775
Total Fee Offsets							N/A
Net Fee Due							$13,775

(1)

Solely for the purposes of computing the registration fee pursuant to Rule 457(h) under the Securities Act of 1933, as amended (the “Securities Act”), the amount of deferred compensation obligations registered is based on an estimate of the amount of compensation participants may defer under the Jefferies Financial Group Inc. Deferred Compensation Plan, as amended and restated.